Exhibit 99.6

GAINSCO, INC.

20,365,000 SHARES OF COMMON STOCK
ISSUABLE UPON EXERCISE OF SUBSCRIPTION RIGHTS

THE SUBSCRIPTION RIGHTS ARE EXERCISABLE UNTIL 5:00 P.M. NEW YORK CITY TIME ON
, 2005 UNLESS EXTENDED.

To Our Clients:

     We are sending this letter to you because we hold shares of GAINSCO, INC. common stock for you. GAINSCO, INC. (the “Company”) has commenced an offering of up to an aggregate of 20,365,000 shares of its common stock, par value $0.10 per share (the “Common Stock”), at a subscription price of $.75 per share of Common Stock (the “Subscription Price”), pursuant to the exercise of non-transferable subscription rights initially distributed on      , 2005 (“Subscription Rights”), to all holders of record of shares of the Common Stock as of the close of business on June 7, 2005. The Subscription Rights are described in the Company’s prospectus, dated      , 2005 (the “Prospectus”) and evidenced by a Subscription Certificate registered in your name or in the name of your nominee.

     Each beneficial owner of shares of Common Stock registered in your name or the name of your nominee is entitled to one Subscription Right for every three shares of Common Stock owned by such beneficial owner. Shareholders will not receive fractional Subscription Rights, but instead Subscription Rights will be rounded up to the next whole number.

     We are (or our nominee is) the holder of record of Common Stock held by us for your account. We can exercise your Subscription Rights only if you instruct us to do so.

     We request instructions as to whether you wish to have us exercise the Subscription Rights relating to the Common Stock we hold on your behalf, upon the terms and conditions set forth in the Prospectus.

     We have enclosed your copy of the following documents:

     1. A Letter to Shareholders from the Company;

     2. The Prospectus;

     3. Instructions for Use of GAINSCO, INC. Subscription Certificates; and

     3. Beneficial Owner Election Form.

     The Subscription Rights will expire if not exercised by 5:00 p.m., New York City time, on         , 2005 (unless extended in the sole discretion of the Company) (as it may be extended, the “Expiration Date”). Any Subscription Rights not exercised prior to the Expiration Date will be null and void. Any subscription for shares of Common Stock in the rights offering made hereby is irrevocable.

     The materials enclosed are being forwarded to you as the beneficial owner of Common Stock carried by us in your account but not registered in your name. Exercises of Subscription Rights may be made only by us as the record owner and pursuant to your instructions. Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares of Common Stock to which you are entitled pursuant to the terms and subject to the conditions set forth in the Prospectus. However, we urge you to read the Prospectus and other enclosed materials carefully before instructing us to exercise your Subscription Rights.

     Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Subscription Rights on your behalf in accordance with the provisions of the rights offering.

     If you wish to have us, on your behalf, exercise the Subscription Rights for any shares of Common Stock to which you are entitled, please so instruct us by completing, executing and returning to us the “Beneficial Owner Election Form” included herewith.

     If you have any questions concerning the rights offering, shareholders may contact Morrow & Co., Inc., the Information Agent, at (800) 607-0088, and banks and brokers may contact Morrow & Co., Inc. at (800) 654-2468.